Exhibit 4.5

Description of 5.70% Junior Subordinated Notes

The following is a description of the material terms of Prudential Financial, Inc.’s (the “Company”, “Prudential Financial, Inc.”, “Prudential Financial”, “we”, “us” or “our”) 5.70% junior subordinated notes due 2053 and the junior subordinated indenture. It does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the junior subordinated indenture filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed June 17, 2008, the eighth supplemental indenture filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed March 14, 2013 and the form of notes included in the supplemental indenture.

The notes were issued pursuant to the subordinated debt indenture, dated as of June 17, 2008, between us and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee. We refer to the subordinated debt indenture, as amended and supplemented by an eighth supplemental indenture, dated as of March 14, 2013, as the “junior subordinated indenture”, and to The Bank of New York Mellon or its successor, as trustee, as the “trustee”. You should read the junior subordinated indenture for provisions that may be important to you.

When we use the term “holder” with respect to registered notes, we mean the person in whose name such note is registered in the security register. We expect that the notes will be held in book-entry form only, as described below under “—Book-Entry System”, and will be held in the name of DTC or its nominee.

The junior subordinated indenture does not limit the amount of debt that we or our subsidiaries may incur under the junior subordinated indenture or under other indentures to which we are or become a party or otherwise. The notes are not convertible into or exchangeable for shares of our common stock, our authorized preferred stock or any other securities.

General

We initially issued $710 million aggregate principal amount of notes. We may, without the consent of holders of the notes, increase the principal amount of the notes by issuing additional notes in the future on the same terms and conditions as the initial notes, except for any difference in the issue date, public offering price, interest accrued prior to the issue date of the additional notes and first interest payment date, and with the same CUSIP number as the initial notes, so long as such additional notes are fungible for U.S. federal income tax purposes with the initial notes. The initial notes and any such additional notes would rank equally and ratably in right of payment and would be treated as a single series of junior subordinated debt securities for all purposes under the junior subordinated indenture.

The notes will mature on March 15, 2053 (the “maturity date”). If that day is not a business day, payment of principal and interest will be postponed to the next business day and no interest will accrue as a result of that postponement. The notes will be subordinated and junior in right of payment to all of our senior indebtedness, as defined under “—Subordination” below, and pari passu with our pari passu securities.

The Bank of New York Mellon will initially serve as paying agent for the notes.

Interest Rate and Interest Payment Dates

From and including March 14, 2013 to but excluding the maturity date or any earlier redemption date, the notes will bear interest at the annual rate of 5.70%, and we will pay accrued interest quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2013, subject to our rights and obligations under “—Option to Defer Interest Payments”. Interest payments will be made to the persons or entities in whose names the notes are registered at the close of business on March 1, June 1, September 1 or December 1 (whether or not a business day), as the case may be, immediately preceding the relevant interest payment date. The amount of interest payable will be computed on the basis of a 360-day year consisting of twelve 30-day months. In the event that any interest payment date falls on a day that is not a business day, the interest payment due on that date will be postponed to the next day that is a business day, and no additional interest will accrue as a result of that postponement.

“Business day” means any day other than (i) a Saturday or Sunday, (ii) a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed or (iii) a day on which the corporate trust office of the trustee is closed for business.

Option to Defer Interest Payments

So long as no event of default with respect to the notes has occurred and is continuing, we may elect at one or more times to defer payment of interest on the notes for one or more consecutive interest periods that do not exceed five years. We may not defer interest beyond the maturity date, any earlier accelerated maturity date arising from an event of default (which, under the junior subordinated indenture, is limited to certain events of bankruptcy, insolvency or receivership involving us) or any other earlier redemption of the notes.

During a deferral period, interest will continue to accrue on the notes, and deferred interest on the notes will bear additional interest at the annual rate of 5.70%, compounded on each interest payment date, subject to applicable law. A “deferral period” refers to the period beginning on an interest payment date with respect to which we defer interest and ending on the earlier of (i) the fifth anniversary of that interest payment date and (ii) the next interest payment date on which we have paid all deferred and unpaid amounts (including compounded interest on such deferred amounts) and all other accrued interest on the notes. When we use the term “interest”, we are referring not only to regularly scheduled interest payments but also to interest on interest payments not paid on the applicable interest payment date.

At the end of five years following the commencement of a deferral period, we must pay all accrued and unpaid deferred interest, including compounded interest. If we have paid all deferred interest (including compounded interest thereon) on the notes, we can again defer interest payments on the notes as described above.

We will give the holders of the notes and the trustee written notice of our election to commence or continue a deferral period at least one and not more than 60 business days before the next interest payment date.

We have no present intention to defer interest payments.

Dividend and Other Payment Stoppages During Deferral Periods and Under Certain Other Circumstances

We agree in the junior subordinated indenture that, so long as any notes remain outstanding, if

•	we have given notice of our election to defer interest payments on the notes but the related deferral period has not yet commenced, or

•	a deferral period is continuing;

then we will not, nor will we permit our subsidiaries to:

•	declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any shares of our capital stock;

•	make any payment of principal of, or interest or premium, if any, on, or repay, purchase or redeem any of our debt securities that rank upon our liquidation on a parity with or junior to the notes; or

•	make any guarantee payments regarding any guarantee issued by us of securities of any of our subsidiaries if the guarantee ranks upon our liquidation on a parity with or junior to the notes.

The restrictions listed above do not apply to:

•	any purchase, redemption or other acquisition of shares of our capital stock in connection with:

•	any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors, consultants or independent contractors;

•	the satisfaction of our obligations pursuant to any contract entered into prior to the beginning of the applicable deferral period;

•	a dividend reinvestment or shareholder purchase plan; or

•
the issuance of our capital stock, or securities convertible into or exercisable for such capital stock, as consideration in an acquisition transaction, the definitive agreement for which is entered into prior to the applicable deferral period;

•
any exchange, redemption or conversion of any class or series of our capital stock, or the capital stock of one of our subsidiaries, for any other class or series of our capital stock, or of any class or series of our indebtedness for any class or series of our capital stock;

•	any purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the securities being converted or exchanged;

•
any declaration of a dividend in connection with any shareholder rights plan, or the issuance of rights, stock or other property under any shareholder rights plan, or the redemption or purchase of rights pursuant thereto;

•
any dividend in the form of stock, warrants, options or other rights where the dividend stock or stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equally with or junior to such stock; or

•
(i) any payment of current or deferred interest on parity securities that is made pro rata to the amounts due on such parity securities (including the notes) and (ii) any payment of principal or current or deferred interest on parity securities that, if not made, would cause us to breach the terms of the instrument governing such parity securities.

For the avoidance of doubt, no terms of the notes will restrict in any manner the ability of any of our subsidiaries to pay dividends or make any distributions to us or to any of our other subsidiaries.

Redemption

The notes are redeemable at our election on or after March 15, 2018 or within 90 days after the occurrence of certain events prior to March 15, 2018, in each case at the applicable redemption price set forth below and are not subject to any sinking fund or similar provisions.

We may redeem the notes:

•
in whole at any time or in part from time to time on or after March 15, 2018 at a redemption price equal to their principal amount plus accrued and unpaid interest to but excluding the date of redemption; provided that if the notes are not redeemed in whole, at least $25 million aggregate principal amount of the notes, excluding any notes held by us or any of our affiliates, must remain outstanding after giving effect to such redemption; or

•
in whole, but not in part, at any time prior to March 15, 2018, within 90 days after the occurrence of a “tax event”, a “rating agency event” or a “regulatory capital event” at a redemption price equal to (i) in the case of a “tax event” or “rating agency event”, their principal amount or, if greater, a make-whole redemption price, in each case plus accrued and unpaid interest to but excluding the date of redemption or (ii) in the case of a “regulatory capital event”, their principal amount plus accrued and unpaid interest to but excluding the date of redemption.

For the purposes of clause (i) in the preceding paragraph:

•
“make-whole redemption price” means, with respect to a redemption of the notes in whole prior to March 15, 2018, the present value of a principal payment on March 15, 2018 and scheduled payments of interest that would have accrued from the redemption date to March 15, 2018 on the notes being redeemed (excluding any accrued and unpaid interest for the period prior to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the treasury rate (as such make-whole redemption price shall be determined and provided to the Company by the treasury dealer) plus 0.40%;

•
“treasury rate” means the semi-annual equivalent yield to maturity of the “treasury security” that corresponds to the “treasury price” (calculated in accordance with standard market practice and computed by the treasury dealer as of the second trading day preceding the redemption date);

•
“treasury security” means the United States Treasury security that the “treasury dealer” determines would be appropriate to use, at the time of determination and in accordance with standard market practice, in pricing the notes being redeemed in a tender offer based on a spread to United States Treasury yields;

•
“treasury price” means the bid-side price for the treasury security as of the third trading day preceding the redemption date, as set forth in the Wall Street Journal in the table entitled “Treasury Bonds, Notes and Bills”, except that: (i) if that table (or any successor table) is not published or does not contain that price information on that trading day, or (ii) if the treasury dealer determines that the price information is not reasonably reflective of the actual bid-side price of the treasury security prevailing at 3:30 p.m., New York City time, on that trading day, then treasury price will instead mean the bid-side price for the treasury security at or around 3:30 p.m., New York City time, on that trading day (expressed on a next trading day settlement basis) as determined by the treasury dealer through such alternative means as are commercially reasonable under the circumstances; and

•
“treasury dealer” means one of Wells Fargo Securities, LLC, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC and UBS Securities LLC (or their successors), as selected by us, or if all of the foregoing refuse to act as treasury dealers for this purpose or cease to be primary U.S. Government securities dealers, another nationally recognized investment banking firm that is a primary U.S. Government securities dealer specified by us for these purposes.

“Tax event” means the receipt by us of an opinion of independent counsel experienced in such matters to the effect that, as a result of any:

•
amendment to or change (including any officially announced proposed change) in the laws or regulations of the United States or any political subdivision or taxing authority of or in the United States that is enacted or effective on or after the initial issuance of the notes;

•
official administrative decision or judicial decision or administrative action or other official pronouncement (including a private letter ruling, technical advice memorandum or other similar pronouncement) by any court, government agency or regulatory authority that reflects an amendment to, or change in, the interpretation or application of those laws or regulations that is announced on or after the initial issuance of the notes; or

•
threatened challenge asserted in connection with an audit of us, or a threatened challenge asserted in writing against any taxpayer that has raised capital through the issuance of securities that are substantially similar to the notes, which challenge is asserted against us or becomes publicly known on or after the initial issuance of the notes;

there is more than an insubstantial increase in the risk that interest payable by us on the notes is not, or within 90 days of the date of such opinion will not be, deductible by us, in whole or in part, for U.S. federal income tax purposes.

“Rating agency event” means that any nationally recognized statistical rating organization within the meaning of Section 3(a)(62) under the Exchange Act that then publishes a rating for us (a “rating agency”) amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the notes, which amendment, clarification or change results in:

•
the shortening of the length of time the notes are assigned a particular level of equity credit by that rating agency as compared to the length of time they would have been assigned that level of equity credit by that rating agency or its predecessor on the initial issuance of the notes; or

•
the lowering of the equity credit (including up to a lesser amount) assigned to the notes by that rating agency as compared to the equity credit assigned by that rating agency or its predecessor on the initial issuance of the notes.

“Regulatory capital event” means that, if (a) we are or will be considered to be a systemically important nonbank financial company (a “nonbank SIFI”) or are or will be otherwise subject to capital adequacy supervision by a capital regulator and (b) the capital adequacy guidelines that apply or will apply to us as a nonbank SIFI or as a result of such other capital adequacy supervision (“future federal capital adequacy guidelines”), set forth criteria for qualifying “Tier 2 Capital” (or its equivalent), we make a good faith determination that, as a result of (i) any amendment to, or change in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of the notes; (ii) any proposed amendment to, or change in, those laws or regulations that is announced or becomes effective after the initial issuance of the notes; or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of the notes, such that, in any such case, there is more than an insubstantial risk that the full principal amount of the notes outstanding from time to time would not qualify as “Tier 2 Capital” (or its equivalent) for purposes of the future federal capital adequacy guidelines, as in effect and/ or as proposed from time to time to which we are or will be subject, for as long as any notes are outstanding; provided that the proposal or adoption of any criterion set forth in the future federal capital adequacy guidelines that is substantially the same as the corresponding criterion in either the capital adequacy guidelines applicable to bank holding companies as of the initial issuance of the notes or such guidelines as proposed in the June 2012 joint notice of proposed rulemaking to implement the capital provisions of the Basel Committee on Banking Supervision for U.S. banking institutions will not constitute a regulatory capital event.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. Unless we default in payment of the redemption price and accrued interest, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

We may not redeem the notes in part unless all accrued and unpaid interest, including deferred interest, has been paid in full on all outstanding notes for all interest periods terminating on or before the redemption date.

In the event of any redemption, neither we nor the trustee will be required to:

•
issue, register the transfer of, or exchange, notes during a period beginning at the opening of business 15 days before the day of selection for redemption of notes and ending at the close of business on the day of mailing of notice of redemption; or

•	transfer or exchange any notes so selected for redemption, except, in the case of any notes being redeemed in part, any portion thereof not to be redeemed.

In the event the notes are treated as “Tier 2 capital” (or its equivalent) under the capital guidelines of the capital regulator applicable to Prudential Financial, Inc., any redemption of notes will be subject to our receipt of any required prior approval from the capital regulator and to the satisfaction of any conditions set forth in those capital guidelines or any other applicable regulations of the capital regulator to our redemption of the notes.

Defeasance

The junior subordinated indenture provides that we will be deemed to have paid and discharged the entire indebtedness represented by the notes (“defeasance”), if:

•
we have irrevocably deposited or caused to be irrevocably deposited with the trustee as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the holders (i) cash or (ii) U.S. government obligations, maturing as to principal and interest at such times and in such amounts as will insure the availability of cash or (iii) a combination thereof, sufficient, without reinvestment, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the trustee, to pay and discharge (a) the principal (and premium, if any) and interest on the notes and (b) any mandatory sinking fund payments or analogous payments applicable to the notes on the due dates thereof;

•	such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which we are a party or by which we are bound;

•
we have delivered to the trustee an opinion of independent legal counsel satisfactory to the trustee confirming that (i) we have received from, or there has been published by, the IRS a ruling or (ii) since the issue date of the notes, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred;

•	no event of default or event which with notice or lapse of time or both would become an event of default with respect to the notes shall have occurred and be continuing on the date of such deposit;

•
such defeasance shall not cause the trustee to have a conflicting interest with respect to any of our securities or result in the trust arising from such deposit to constitute, unless it is qualified as, a regulated investment company under the Investment Company Act of 1940, as amended;

•
we have delivered to the trustee an opinion of counsel substantially to the effect that the trust funds deposited will not be subject to any rights of holders of senior indebtedness, and after the 90th day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the defeasance have been complied with.

Subordination

The payment of the principal of and interest on the notes is expressly subordinated, to the extent and in the manner set forth in the junior subordinated indenture, in right of payment and upon liquidation to the prior payment in full of all of our senior indebtedness.

Subject to the qualifications described below, the term “senior indebtedness” is defined in the junior subordinated indenture to include principal of, premium (if any) and interest on and any other payment due pursuant to any of the following:

•	all of our obligations (other than obligations pursuant to the junior subordinated indenture and the notes) for money borrowed;

•
all of our obligations evidenced by securities, notes (other than the notes described herein), debentures, bonds or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

•	all of our capital lease obligations;

•	all of our reimbursement obligations with respect to letters of credit, bankers’ acceptances or similar facilities issued for our account;

•
all of our obligations issued or assumed as the deferred purchase price of property or services, including all obligations under master lease transactions pursuant to which we or any of our subsidiaries have agreed to be treated as owner of the subject property for U.S. federal income tax purposes;

•
all of our payment obligations under interest rate swap or similar agreements or foreign currency hedge, exchange or similar agreements at the time of determination, including any such obligations we incurred solely to act as a hedge against increases in interest rates that may occur under the terms of other outstanding variable or floating rate indebtedness of ours; and

•
all obligations of the types referred to in the preceding bullet points of another person and all dividends of another person the payment of which, in either case, we have assumed or guaranteed or for which we are responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise.

The notes will rank senior to all of our equity securities and pari passu with our pari passu securities.

The senior indebtedness will continue to be senior indebtedness and entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of the senior indebtedness or extension or renewal of the senior indebtedness. Notwithstanding anything to the contrary in the foregoing, senior indebtedness will not include (1) obligations to trade creditors created or assumed by us in the ordinary course of business, (2) indebtedness that is by its terms subordinate, or not superior, in right of payment to the notes or (3) our pari passu securities.

As of December 31, 2019, our short- and long-term debt owed to third parties ranking senior to the notes upon liquidation, on an unconsolidated basis, totaled approximately $11.3 billion. In addition, as of December 31, 2019, our short- and long-term debt owed to subsidiaries ranking senior to the notes upon liquidation totaled approximately $5.9 billion. All liabilities of our subsidiaries are effectively senior to the notes to the extent of the assets of such subsidiaries. As of December 31, 2019, our subsidiaries had total liabilities of approximately $814 billion (including policyholders’ account balance liability and reserves for future policy benefits and claims of approximately $446 billion). In addition, our subordinated guarantee covering the commercial paper program of one of our subsidiaries constitutes senior indebtedness. As of December 31, 2019, there was $549 million outstanding under this commercial paper program.

If either of the following circumstances exist, we will first pay all senior indebtedness, including any interest accrued after such events occur, in full before we make any payment or distribution, whether in cash, securities or other property, on account of the principal of or interest on the notes:

•
in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization, assignment for creditors or other similar proceedings or events involving us or our assets; or

•
(a) in the event and during the continuation of any default in the payment of principal, premium, if any, or interest on any senior indebtedness beyond any applicable grace period, (b) in the event that any event of default with respect to any senior indebtedness has occurred and is continuing, permitting the direct holders of that senior indebtedness (or a trustee) to accelerate the maturity of that senior indebtedness, whether or not the maturity is in fact accelerated (unless, in the case of either (a) or (b), the payment default or event of default has been cured or waived or ceased to exist and any related acceleration has been rescinded), or (c) in the event that any judicial proceeding is pending with respect to a payment default or event of default described in (a) or (b).

In such events, we will pay or deliver directly to the holders of senior indebtedness any payment or distribution otherwise payable or deliverable to holders of the notes. We will make the payments to the holders of senior indebtedness according to priorities existing among those holders until we have paid all senior indebtedness, including accrued interest, in full.

If such events of insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization, assignment for creditors or other similar proceedings or events involving us or our assets as described in the first bullet above occur, after we have paid in full all amounts owed on senior indebtedness, the holders of notes together with the holders of any of our other pari passu securities will be entitled to receive from our remaining assets any principal, premium or interest due at that time on the notes and such other obligations before we make any payment or other distribution on account of any of our capital stock or obligations ranking junior to the notes.

If we violate the junior subordinated indenture by making a payment or distribution to holders of the notes before we have paid all the senior indebtedness in full, then such holders of the notes will have to pay or transfer the payments or distributions to the trustee in bankruptcy, receiver, liquidating trustee or other person distributing our assets for payment of the senior indebtedness.

Because of the subordination provisions, if we become insolvent, holders of senior indebtedness may receive more, ratably, and holders of the notes having a claim pursuant to those securities may receive less, ratably, than our other creditors. This type of subordination will not prevent an event of default from occurring under the junior subordinated indenture in connection with the notes.

The junior subordinated indenture places no limitation on the amount of senior indebtedness that we may incur. We expect from time to time to incur additional indebtedness and other obligations constituting senior indebtedness.

Denominations

The notes were issued only in registered form, without coupons, in denominations of $25 each and integral multiples of $25 in excess thereof. The notes are held in book-entry form only, as described under “—Book-Entry System”, and are held in the name of DTC or its nominee.

Limitation on Mergers and Sales of Assets

The junior subordinated indenture generally permits a consolidation or merger between us and another entity. It also permits the conveyance, transfer or lease by us of all or substantially all of our property and assets. These transactions are permitted if:

•
the resulting or acquiring entity, if other than us, is organized and existing under the laws of a domestic jurisdiction and expressly assumes by a supplemental indenture to the junior subordinated indenture the payment of all amounts due on the debt securities and performance of all the covenants in the junior subordinated indenture on our part to be performed or observed; and

•	certain other conditions as prescribed in the junior subordinated indenture are met.

If we consolidate or merge with or into any other entity or convey, transfer or lease all or substantially all of our assets according to the terms and conditions of the junior subordinated indenture, the resulting or acquiring entity will be substituted for us in the junior subordinated indenture with the same effect as if it had been an original party to the junior subordinated indenture. As a result, such successor entity may exercise our rights and powers under the junior subordinated indenture, in our name and, except in the case of a lease of all or substantially all of our properties and assets, we will be released from all our liabilities and obligations under the junior subordinated indenture and under the notes.

Events of Default; Waiver and Notice

An “event of default” with respect to the notes shall occur only upon certain events of bankruptcy, insolvency or receivership involving us.

The junior subordinated indenture refers to breaches that are not “events of default” as “defaults”. They include, among other things:

•
the failure to pay interest, including compounded interest, in full on any notes for a period of 30 days after the conclusion of a five-year period following the commencement of any deferral period if such deferral period has not ended prior to the conclusion of such five-year period;

•	the failure to pay principal of or premium, if any, on the notes when due; or

•	the failure to comply with our covenants under the junior subordinated indenture.

A “default” also includes, for example, a failure to pay interest when due if we do not give a timely written notice of our election to commence or continue a deferral period. If we do not give a timely written notice of our election to commence or continue a deferral period and fail to pay interest when due, any holder of notes may seek to enforce our obligation to make the missed interest payment, including through legal process. However, there is no right of acceleration except upon the occurrence of an event of default as described above.

If we do give a timely written notice of our election to commence or continue a deferral period on any interest payment date (and, if such notice continues a deferral period, the deferral period has not continued for five years), then no “default” arises from our non-payment of interest on such interest payment date.

The junior subordinated indenture provides that the trustee must give holders notice of all defaults or events of default within 90 days after it becomes actually known to a responsible officer of the trustee. However, except in the case of a default in payment on the notes, the trustee will be protected in withholding the notice if its responsible officers determine that withholding of the notice is in the interest of such holders.

If an event of default under the junior subordinated indenture occurs, the entire principal amount of the notes will automatically become due and payable without any declaration or other action on the part of the trustee or any holder of the notes. There is no right of acceleration in the case of any payment default or other breaches of covenants under the junior subordinated indenture or the notes. Notwithstanding the foregoing, in the case of a default in the payment of principal of or interest on the notes including any compound interest (and, in the case of payment of deferred interest, such failure to pay shall have continued for 30 calendar days after the conclusion of the deferral period), the holder of a note may, or if directed by the holders of a majority in principal amount of the notes the trustee shall, subject to the conditions set forth in the junior subordinated indenture, demand payment of the amount then due and payable and may institute legal proceedings for the collection of such amount if we fail to make payment thereof upon demand.

The holders of a majority in aggregate principal amount of the outstanding notes may waive any past default, except:

•	a default in payment of principal or interest; or

•	a default under any provision of the junior subordinated indenture that itself cannot be modified or amended without the consent of the holders of all outstanding notes.

The holders of a majority in principal amount of the notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to the provisions of the junior subordinated indenture.

We are required to file an officers’ certificate with the trustee each year that states, to the knowledge of the certifying officers, whether we have complied with all conditions and covenants under the terms of the junior subordinated indenture.

The trustee shall have no right or obligation under the junior subordinated indenture or otherwise to exercise any remedies on behalf of any holders of the notes pursuant to the junior subordinated indenture in connection with any “default”, unless such remedies are available under the junior subordinated indenture and the trustee is directed to exercise such remedies by the holders of a majority in principal amount of the notes pursuant to and subject to the conditions of the junior subordinated indenture. In connection with any such exercise of remedies the trustee shall be entitled to the same immunities and protections and remedial rights (other than acceleration) as if such “default” were an “event of default”.

Actions Not Restricted by Junior Subordinated Indenture

The junior subordinated indenture does not contain restrictions on our ability to:

•	incur, assume or become liable for any type of debt or other obligation;

•	create liens on our property for any purpose; or

•
pay dividends or make distributions on our capital stock or purchase or redeem our capital stock, except as set forth under “—Dividend and Other Payment Stoppages During Deferral Periods and Under Certain Other Circumstances” above, or make debt payments on, or purchase, redeem or retire, any senior indebtedness.

The junior subordinated indenture does not require the maintenance of any financial ratios or specified levels of net worth or liquidity. In addition, the junior subordinated indenture does not contain any provisions that would require us to repurchase or redeem or modify the terms of any of the notes upon a change of control or other event involving us that may adversely affect the creditworthiness of the notes.

Modification of Junior Subordinated Indenture

Under the junior subordinated indenture, certain of our rights and obligations and certain of the rights of holders of the notes may be modified or amended with the consent of the holders of at least a majority of the aggregate principal amount of the outstanding notes. However, the following modifications and amendments, among others, will not be effective against any holder without its consent:

•	a change in the stated maturity date of any payment of principal or interest (including any additional interest thereon);

•	a change in the manner of calculating payments due on the notes in a manner adverse to holders of notes;

•	a reduction in the requirements contained in the junior subordinated indenture for quorum or voting;

•	a change in the place of payment for any payment on the notes that is adverse to holders of the notes or a change in the currency in which any payment on the notes is payable;

•	an impairment of the right of any holder of notes to institute suit for the enforcement of payments on the notes; and

•
a reduction in the percentage of outstanding notes required to consent to a modification or amendment of the junior subordinated indenture or required to consent to a waiver of compliance with certain provisions of the junior subordinated indenture or certain defaults under the junior subordinated indenture and their consequences.

Under the junior subordinated indenture, the holders of at least a majority of the aggregate principal amount of the outstanding notes may, on behalf of all holders of the notes, waive compliance by us with certain covenants or conditions contained in the junior subordinated indenture.

We and the trustee may execute, without the consent of any holder of notes, any supplemental indenture for the purposes of:

•	evidencing the succession of another corporation to us, and the assumption by any such successor of our covenants contained in the junior subordinated indenture and the notes;

•
adding or modifying covenants of us for the benefit of the holders of the notes or surrendering any of our rights or powers under the junior subordinated indenture (including surrendering our right to redeem the notes after the occurrence of a rating agency event); provided that such addition, modification or surrender may not add events of default or acceleration events with respect to the notes;

•	evidencing and providing for the acceptance of appointment under the junior subordinated indenture by a successor trustee with respect to the notes;

•
curing any ambiguity, correcting or supplementing any provision in the junior subordinated indenture that may be defective or inconsistent with any other provision therein or in any supplemental indenture or making any other provisions with respect to matters or questions arising under the junior subordinated indenture, provided that such provisions, as so changed, corrected or modified, shall not adversely affect the interests of the holders of the notes in any material respect; or

•	making any changes to the junior subordinated indenture in order for the junior subordinated indenture to conform to the final prospectus supplement relating to the notes.

We will not enter into any supplemental indenture with the trustee to add any additional event of default with respect to the notes without the consent of the holders of at least a majority in aggregate principal amount of outstanding notes.

Book-Entry System

DTC, to which we refer along with its successors in this capacity as the depositary, will act as securities depositary for the notes. The notes will be issued only as fully registered securities registered in the name of Cede & Co. (“Cede”), the depositary’s nominee. One or more fully registered global security certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with the depositary or its custodian and will bear a legend regarding the restrictions on exchanges and registration of transfer of the global securities. So long as Cede, as the nominee of DTC, is the registered owner of any global security, Cede for all purposes will be considered the sole holder of that global security. Except as provided below, owners of beneficial interests in a global security will not be entitled to have certificates registered in their names, will not receive physical delivery of certificates in definitive form and will not be considered the holders thereof.

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in the notes so long as the notes are represented by global security certificates.

Investors may elect to hold interests in the notes in global form through DTC in the United States or through Clearstream or Euroclear in Europe, if they are participants in those systems, or indirectly through organizations that are participants in those systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of DTC.

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream participants and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and the Euroclear System, as applicable.

Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. Euroclear or Clearstream will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving beneficial interests in the relevant global security in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear participant or Clearstream participant purchasing a beneficial interest in a global security from a participant will be credited during the securities settlement processing day immediately following the DTC settlement date and such credit of any transactions in beneficial interests in such global security settled during such processing will be reported to the relevant Euroclear participant or Clearstream participant on that business day. Cash received in Euroclear or Clearstream as a result of sales of beneficial interests in a global security by or through a Euroclear participant or Clearstream participant to a participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

Neither we nor the trustee (or any registrar or paying agent) will have any responsibility for the performance by DTC, Euroclear or Clearstream or any of the participants, indirect participants, Euroclear participants or Clearstream participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants whose DTC accounts are credited with interests in a global security.

DTC has informed us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that DTC participants deposit with DTC. DTC also facilitates the post-trade settlement among DTC participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between DTC participants’ accounts, thereby eliminating the need for physical movement of certificates. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Indirect access to the DTC system is also available to others such as banks, brokers and dealers, trust companies and clearing corporations that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC participants are on file with the SEC.

Purchases of notes under the DTC system must be made by or through DTC participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each actual purchaser of each note is in turn to be recorded on the participants’ and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the participant or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in notes, except in the limited circumstances described below in which a global security will become exchangeable for note certificates registered in the manner described below.

The deposit of notes with a custodian for DTC and their registration in the name of Cede effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC’s records reflect only the identity of the participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Principal and interest payments on the notes will be made to DTC by wire transfer of immediately available funds. DTC’s practice is to credit participants’ accounts on the payable date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of such participant and not of DTC or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is our responsibility, disbursement of those payments to participants will be the responsibility of DTC, and disbursement of those payments to the beneficial owners will be the responsibility of participants and indirect participants. Neither we nor the trustee (or any registrar or paying agent) will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global securities or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests. The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be accurate, but we assume no responsibility for the accuracy thereof.

DTC may discontinue providing its services as securities depositary with respect to the notes at any time by giving reasonable notice to us.

The global security will terminate and interests in it will be exchanged for physical certificates representing the notes only in the following situations:

•
DTC or any successor depositary notifies us that it is unwilling or unable to continue as depositary for global securities or ceases to be a “clearing agency” registered under the Exchange Act and we notify the trustee that we are unable to locate a qualified successor;

•	an event of default under the notes has occurred and is continuing, or

•	we, in our sole discretion and subject to the procedures of the depositary, determine that any or all of the notes will no longer be represented by global securities.

In those situations, the notes represented by a global security that is exchangeable pursuant to this paragraph will be exchangeable for note certificates registered in the names directed by the depositary, with the same terms and in authorized denominations. We expect that these instructions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global security certificates.

Governing Law

The junior subordinated indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York, without regard to its principles of conflicts of laws.

The Trustee

The trustee will have all of the duties and responsibilities specified under the Trust Indenture Act. Other than its duties in a case of default, the trustee is under no obligation to exercise any of the powers under the junior subordinated indenture at the request, order or direction of any holders of notes unless offered reasonable indemnification.

Miscellaneous

We or our affiliates may from time to time purchase any of the notes that are then outstanding by tender, in the open market or by private agreement.